Exhibit 8.1

[Letterhead of Ice Miller LLP]

August 19, 2013

Board of Directors

German American Bancorp, Inc.

711 Main Street

Box 810

Jasper, Indiana 47546

Board of Directors

United Commerce Bancorp

211 South College Avenue

Bloomington, Indiana 47401

Re:	German American Bancorp, Inc. – United Commerce Bancorp Merger

Ladies and Gentlemen:

We have acted as special tax counsel to German American Bancorp, Inc., an Indiana corporation (“GABC”), in connection with the Agreement and Plan of Reorganization by and among GABC, German American Bancorp, an Indiana bank (“German American”), United Commerce Bancorp, an Indiana corporation (“UCBN”), and United Commerce Bank, an Indiana bank (“United Commerce”), dated as of July 23, 2013 (the “Agreement”), and the documents executed and delivered in connection therewith (collectively with the Agreement, the “Transaction Documents”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Transaction Documents.

Under the terms of the Agreement, UCBN will merge with and into GABC in a transaction in which: (A) each record holder of UCBN common stock (other than a holder of Dissenting Shares and other than GABC in respect of the UCBN common stock held of record by it) will be entitled to receive from GABC: (i) a cash payment of $1.75 per share, and (ii) a number of newly-issued shares of GABC common stock equal to the Exchange Ratio (the “Holding Company Merger”); (B) each holder of an option to purchase UCBN common stock under UCBN's stock option plans will be entitled to receive from GABC a cancellation payment ("Cancellation Rights") equal to the amount (if any) by which the value of the newly-issued GABC common stock that otherwise would have been payable to such holder had such holder exercised their right immediately prior to the Effective Time of the Holding Company Merger, less the option exercise price subject to any applicable withholding taxes; (C) each outstanding stock option (or warrants or other rights to purchase securities issued by UCBN) other than the Cancellation Rights ("Unscheduled Purchase Rights") shall be deemed cancelled, and UCBN shall not accept any purported notice of exercise after close of business on the Closing Date of the Holding Company Merger, and immediately following the transaction set forth above, (D) United Commerce will merge with and into German American in a transaction in which all of the issued and outstanding shares of United Commerce stock received by GABC in the Holding Company Merger will be canceled, following which the separate existence of United Commerce shall cease and German American will remain a wholly owned subsidiary of GABC (the “Bank Merger” and together with the Holding Company Merger, the “Mergers”). The shares of UCBN common stock that are issued and outstanding but held of record by GABC shall be canceled at the Effective Time and not converted into Merger Consideration. In lieu of issuing fractional shares of GABC common stock as a result of the Holding Company Merger, holders of UCBN common stock who would otherwise be entitled to a fractional share interest shall be paid an amount in cash equal to the product of such fractional share and the average closing price per share of GABC common stock.

Representations of Facts and Assumptions

In connection with our opinions as hereinafter set forth, you have represented and we have assumed that: (1) all of the terms of the Mergers are contained in the Transaction Documents and the Mergers will be consummated in accordance with the material terms, conditions and other provisions of the Transaction Documents; (2) all the statements as to factual matters contained in the Transaction Documents will be true, correct and complete in all respects and will continue to be true, correct and complete through the Effective Time of the Mergers and that none of the material terms and conditions therein have been waived or modified; (3) all signatures by the parties to the Transaction Documents are genuine; (4) each natural person executing the Transaction Documents has the legal capacity, power, and authority to execute the same; (5) each of the Transaction Documents have been duly authorized, executed and delivered by all parties thereto; and (6) the Transaction Documents are legal, valid and binding as against all parties.

In addition, GABC, UCBN, German American and United Commerce, and their respective officers and other representatives, have made various additional representations of fact to us in each of the certification letters of even date herewith (the “Certifications”), copies of which are attached to and made part of this letter as Exhibit A. Nothing contrary to any of these representations has come to our attention in the course of our consideration of these matters.

Scope of Investigation

In rendering our opinions, we have considered the applicable provision of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations (“Treas. Reg.”), pertinent judicial authorities, interpretive rulings of the Internal Revenue Service (“Service”) and such other authorities as we have considered relevant. We have also examined and relied on originals or copies, certified or otherwise authenticated to our satisfaction, of the Transaction Documents and such other agreements, documents, certificates, and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein. As to questions of fact material to our opinions, we have relied upon the statements and representations contained in the Certifications of GABC, UCBN, German American and United Commerce, and our opinions are limited by the facts and circumstances as represented to and understood by us.

Discussion of Requested Opinions

Our opinions with respect to certain limited matters pertaining to the federal income tax consequences of the Mergers have been requested pursuant to Sections 6.01(i) and 6.02(h) of the Agreement. Our opinions with respect to the requested matter are set forth below and are issued in accordance with Section 10.35 of the United States Treasury Department Circular 230, revised and effective as of August 2, 2011 (“Circular 230”), under which we are required to advise you of the following:

We have assumed that the opinions contained herein would be considered a “covered opinion” under Circular 230 and would, therefore, be subject to the requirements of Circular 230. This opinion is limited to the federal income tax issues addressed below, and is intended to constitute a “limited scope opinion.” As required by Section 10.35(e)(3) of Circular 230 with respect to limited scope opinions, you and we have agreed and we hereby disclose that: (i) this opinion is limited to the federal tax issues addressed herein; (ii) additional issues may exist that could affect the federal tax treatment of the transactions described herein and this opinion does not consider or provide a conclusion with respect to any such additional issues; and (iii) with respect to any significant federal tax issues outside the limited scope of this opinion, this opinion was not written, and cannot be used by any addressee for the purpose of avoiding penalties that may be imposed on such addressee relating to such tax issues.

In accordance with Circular 230, we state that, although we do not intend this opinion to constitute a “marketed opinion” as such term is used in Circular 230, nevertheless, if this opinion were deemed to have been written to support the promotion and marketing by others of the transactions or matters addressed herein, (i) this opinion was written to support the promotion or marketing of the transaction(s) or matter(s) addressed in the opinion; and (ii) each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

We impose no limitations on the recipients of this opinion on the disclosure of the tax treatment or tax structure of the transactions that are the subject of this opinion, and therefore this opinion should not be considered to be subject to conditions of confidentiality. None of the recipients has a right to a full or partial refund of fees paid to the undersigned if all or part of the intended tax consequences from the matters addressed in this opinion are not sustained and fees paid to the undersigned are not contingent on any of the recipient’s realization of the tax benefits from the transactions discussed herein, and therefore this opinion should not be considered to be subject to contractual protection. There is no compensation arrangement, such as a referral fee or a fee-sharing arrangement, between the undersigned and any person with respect to promoting, marketing or recommending the transactions that are the subject of this opinion or any referral agreement between the undersigned and a person engaged in promoting, marketing or recommending the transactions that are the subject of this opinion. Further, we have not provided, and no one else is authorized to provide any advice, oral or written, contrary or inconsistent with the opinions set forth herein.

1.	Treatment of the Holding Company Merger as a reorganization under Section 368(a) of the Code.

The Holding Company Merger is structured as, and is intended to be recognized as, a statutory merger that is a reorganization within the meaning of Code Section 368(a)(1)(A). Code Section 354(a)(1) addresses the effects of corporate reorganizations on shareholders, providing in general that no gain or loss shall be recognized if stock or securities in a corporation that is a party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock or securities in such corporation or in another corporation, that is a party to the reorganization. For purposes of Code Section 354, the terms "reorganization" and "party to a reorganization" mean only a reorganization or a party to a reorganization as defined in Code Sections 368(a) and 368(b). Code Section 368(a)(1)(A) provides that the term reorganization means a statutory merger or consolidation. Under Section 368(b), the term party to a reorganization includes both corporations in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another. In order to be such a reorganization, the Holding Company Merger must meet the following requirements:

a.         The Holding Company Merger must be effected pursuant to the statute or statutes necessary to effect the merger or consolidation. Treas. Reg. §1.368-2(b)(1)(ii). The Holding Company Merger will be effected pursuant to Indiana law, specifically the Indiana Business Corporation Law (“IBCL”), and thus will meet this requirement for purposes of Code Section 368(a)(1)(A).

b.         By operation of state law, the following two events must occur simultaneously at the Effective Time of the Holding Company Merger: (a) all of the assets and liabilities of UCBN become the assets and liabilities of GABC; and (b) UCBN ceases its separate legal existence for all purposes, except for the limited purpose of maintaining, or defending against, certain legal actions arising prior to the Holding Company Merger. Treas. Reg. §1.368-2(b)(1)(ii). Each of the foregoing events will occur by operation of the IBCL, specifically, Ind. Code §23-1-40-6.

c.        The Holding Company Merger must be undertaken for a valid business purpose. Gregory v. Helvering, 293 U.S. 465 (1935); see also Treas. Reg. §1.368-2(g). As set forth in the Certifications, GABC and UCBN’s principal business and operational reasons for participating in the Holding Company Merger are bona fide business reasons not related to taxes, including: (i) to obtain greater financial and managerial strength for future growth and to achieve economies of scale and other operational benefits; and (ii) to allow the German American and GABC to compete more effectively with other banking organizations and to enable them to provide new and broader services to UCBN and United Commerce’s former customers. Based on the Certifications, the Holding Company Merger is being undertaken for a valid business purpose.

d.         The Holding Company Merger must meet a continuity of business enterprise requirement. In particular, GABC must either continue a significant line of UCBN’s historic business or use in a business a significant portion of UCBN’s historic business assets. Treas. Reg. §1.368-1(d). As set forth in the Certifications, GABC will continue the historic business of UCBN or use a significant portion of UCBN’s historic business assets in a business, and, except as to transfers of assets to subsidiaries described in Code Section 368(a)(2)(C), GABC has no plan or intention to sell or otherwise dispose of any of the assets of UCBN acquired in the Holding Company Merger. Further, GABC and UCBN (and their respective bank subsidiaries) are in the same line of business. See, Treas. Reg. §1.368-1(d)(2); Rev. Rul. 85-198, 1985-2 C.B. 120 (continuity of business enterprise requirement satisfied in a tax-free merger of two bank holding companies). Based on the foregoing, the Holding Company Merger will satisfy the continuity of business enterprise requirement.

e.         The requisite continuity of interest of the shareholders of UCBN before the Holding Company Merger must be preserved in connection with the Holding Company Merger. The continuity of interest (“COI”) requirement “requires that in substance a substantial part of the value of the proprietary interests in the target corporation be preserved in the reorganization.” Treas. Reg. §1.368-1(e)(1)(i). In applying the COI requirement, the courts look at two elements: (1) the qualitative nature of the target shareholders continuing interest in the acquired corporation; and (2) the quantitative nature of that interest. See generally Nelson v. Helvering, 296 U.S. 374 (1935); Miller v. Comm’r, 84 F.2d 415 (6th Cir. 1936); Paulsen v. Comm’r, 469 U.S. 131 (1985). The first element requires that the preserved continuing interest in the acquired business be in the form of stock of the acquiring corporation. Pursuant to the Transaction Documents, the continuing interest transferred to the UCBN shareholders is in the form of GABC common stock. The second element requires that the stock transferred to target shareholders represent a substantial part of the total consideration transferred and that the target shareholders retain a definite and material interest in the property transferred. The United States Supreme Court has held that the continuity of interest requirement was met where continuing equity interest that was transferred was as low as 38%. Nelson v. Helvering, 296 U.S. 374 (1935) (38% continuity sufficient). At least one other court has held that the COI requirement was satisfied where the continuing equity interest that was transferred was as low as 25%. Miller v. Comm'r, 84 F.2d 415 (6th Cir. 1936). In addition, Treas. Reg. §1.368-1(e)(2)(v) provides two examples in which transactions intended to be treated as a reorganization under Code Section 368(a) and in which 40% of the aggregate consideration provided to the target shareholders was in the form of stock of the acquiring corporation was sufficient to satisfy the COI requirement.1

Under the terms of the Transaction Documents, more than 40% of the aggregate consideration received by the shareholders of UCBN will be GABC common stock. Accordingly, because the amount of stock received will exceed the 40% threshold set forth in the Treasury Regulations, the COI requirement should be satisfied with respect to the Holding Company Merger.

2.	Treatment of the Bank Merger as a reorganization under Section 368(a) of the Code.

The Bank Merger is structured as, and intended to be recognized as, a statutory merger that is a reorganization within the meaning of Code Section 368(a)(1)(A). In order to be such a reorganization, the Bank Merger must meet the following requirements:

a.         The Bank Merger must be effected pursuant to the statute or statutes necessary to effect the merger or consolidation. The Bank Merger will be effected pursuant to Indiana law, specifically the Indiana Financial Institutions Act (“IFIA”), and thus will meet this requirement for purposes of Code Section 368(a)(1)(A).

b.         By operation of state law, the following two events must occur simultaneously at the Effective Time of the Bank Merger: (a) all of the assets and liabilities of United Commerce become the assets and liabilities of German American; and (b) United Commerce ceases its separate legal existence for all purposes, except for the limited purpose of maintaining, or defending against, certain legal actions arising prior to the Bank Merger. The foregoing events will occur by operation of the IFIA, specifically, Ind. Code §28-1-7-19.

c.         The Bank Merger must be undertaken for a valid business purpose. As set forth in the Certifications, United Commerce and German American’s principal reasons for participating in the Bank Merger are bona fide business reasons not related to taxes, including: (i) to obtain greater financial and managerial strength for future growth and to achieve economies of scale and other operational benefits; and (ii) to allow German American and GABC to compete more effectively with other banking organizations and to enable them to provide new and broader services to UCBN and United Commerce's former customers. Based on the Certifications, the Bank Merger is being undertaken for a valid business purpose.

1 Treas. Reg. Section 1.368-1(e)(2)(v), Ex. 1, 2.

d.         The Bank Merger must meet the continuity of business enterprise requirement. In particular, German American must either continue a significant line of United Commerce’s historic business or use in a business a significant portion of United Commerce’s historic business assets. As set forth in the Certifications, German American will continue the historic business of United Commerce or use a significant portion of United Commerce’s historic business assets in a business, and, except as to transfers of assets to subsidiaries described in Code Section 368(a)(2)(C), German American has no plan or intention to sell or otherwise dispose of any of the assets of United Commerce acquired in the Bank Merger. Further, German American and United Commerce are in the same line of business. Based on the foregoing, the Bank Merger will satisfy the continuity of business enterprise requirement.

e.         The requisite COI of the shareholders of United Commerce before the Bank Merger must be preserved in connection with the Bank Merger. The COI requirement requires that in substance a substantial part of the value of the proprietary interests in the target corporation be preserved in the reorganization. The first element requires that the preserved continuing interest in the acquired business be in the form of stock of the acquiring corporation. Under the Transaction Documents, all of the assets of United Commerce will be transferred to German American in constructive exchange for German American stock. The second element requires that the stock transferred to target shareholders represent a substantial part of the total consideration transferred and that the target shareholders retain a definite and material interest in the property transferred. Because GABC owns 100% of the stock of German American and will own 100% of the stock of United Commerce immediately prior to the Bank Merger, the shareholders of United Commerce will be treated as constructively receiving German American stock in exchange for stock in United Commerce. Therefore, the COI requirement should be satisfied with respect to the Bank Merger.

3.	The amount of gain, if any, to be recognized by the holders of UCBN common stock.

Code Section 356 provides that a shareholder will recognize gain, if any, in connection with the exchange of shares in pursuance of a reorganization, including a reorganization under Code Section 368(a)(1)(A), to the extent that the shareholder receives cash or other property in connection with the exchange. Pursuant to the Transaction Documents, in addition to shares of GABC common stock, the holders of UCBN common stock will receive a cash payment equal to $1.75 per share of UCBN common stock from GABC, which will be treated as “cash or other property” under Code Section 356.

Such cash payment from GABC should be treated as merger consideration to the extent that such payment represents consideration for the UCBN shares. Accordingly, UCBN shareholders generally will only recognize gain in an amount not to exceed the cash received as part of the merger consideration.

In a transaction qualifying as a reorganization under Code Section 368(a)(1)(A), where a cash payment is made by the acquiring corporation in lieu of fractional shares, is undertaken solely for the purpose of saving the corporation the expense and inconvenience of issuing and transferring fractional shares, and is not separately bargained for, such cash payment will be treated under Code Section 302 as in redemption of fractional share interests. Each shareholder's redemption will be treated as a distribution in full payment in exchange for his or her fractional share interest under Code Section 302(a) and accorded capital gain or loss treatment provided the redemption is not essentially equivalent to a dividend and that the fractional shares redeemed constitute a capital asset in the hands of the holder. Rev. Rul. 66-365; 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574.

As set forth in the Certifications, the payment of cash in lieu of fractional shares of GABC stock is solely for the purpose of avoiding the expense and inconvenience to GABC of issuing fractional shares and does not represent separately bargained-for consideration. Accordingly, the cash received by a shareholder of UCBN in lieu of a fractional share interest of GABC common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of GABC common stock which he or she would otherwise be entitled to receive and will qualify for capital gain or loss treatment, provided that such stock is held as a capital asset in the hands of the shareholder of UCBN on the date of the Holding Company Merger under Code Section 1223(1).

4.	The basis of the shares of GABC common stock received by the shareholders of UCBN.

Under Code Section 358(a)(1), in the case of an exchange to which Code Section 356 applies, the basis of the property permitted to be received under such Code Section without the recognition of gain or loss shall be the same as that of the property exchanged, decreased by the fair market value of any other property (except money) received by the taxpayer, the amount of any money received by the taxpayer, and the amount of loss to the taxpayer which was recognized on such exchange, and increased by the amount which was treated as a dividend, and the amount of gain to the taxpayer which was recognized on such exchange (not including any portion of such gain which was treated as a dividend).

Accordingly, the basis of the shares of GABC common stock received by the UCBN shareholders will be equal to the basis of the shares of UCBN common stock exchanged therefor, plus the amount of gain recognized and less the amount of cash received, if any, by such shareholders.

5.	The holding period of the shares of GABC common stock received by the shareholders of UCBN.

The holding period of property surrendered in a tax-free exchange will be the holding period of the property received in the exchange if the property exchanged was a capital asset or property described in Code Section 1231. See Code Sec. 1223(1). Accordingly, the holding period of the shares of GABC common stock received by the shareholders of UCBN will include the holding period of the shares of UCBN common stock exchanged therefor provided such shares were held as capital assets (as defined in Code Section 1231) as of the Effective Time.

Concluded Opinions

Based upon and subject to the foregoing, and subject to the qualifications, limitations and assumptions set forth in this letter, we are of the opinion that:

1.	Provided that it is consummated in accordance with the terms of the Transaction Documents and that it qualifies as a statutory merger under applicable state law, the Holding Company Merger will constitute a reorganization within the meaning of Code Section 368(a), and UCBN and GACB will each qualify as a party to the reorganization within the meaning of Code Section 368(b).

2.	Provided that it qualifies as a statutory merger under applicable state law, the Bank Merger will constitute a reorganization within the meaning of Code Section 368(a), and United Commerce and German American will each qualify as a party to the reorganization within the meaning of Code Section 368(b).

3.	No gain or loss will be recognized by the holders of UCBN common stock upon the receipt of the Merger Consideration (except for the cash portion of the Merger Consideration, if any, and any cash received in lieu of fractional shares).

4.	The cash received by a shareholder of UCBN in lieu of a fractional share interest of UCBN common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of GABC common stock which he or she would otherwise be entitled to receive and will qualify for capital gain or loss treatment, provided that such stock is held as a capital asset in the hands of the shareholder of UCBN on the date of the Merger.

5.	No gain or loss will be recognized by either United Commerce or German American as a result of the Bank Merger.

6.	The basis of the shares of GABC common stock received by the shareholders of UCBN will be the same as the basis of the shares of UCBN common stock exchanged therefor, plus the gain recognized and less the cash received, if any.

7.	The holding period of the shares of GABC common stock received by the shareholders of UCBN will include the holding period of the shares of UCBN common stock exchanged therefor provided such shares were held as capital assets as of the Effective Time.

The opinions set forth in this letter are limited to the foregoing United States federal income tax consequences of the Mergers and are based solely on, and are limited to, the federal income tax laws of the United States of America. We express no opinion as to any other federal laws, or any foreign, state or local laws, and we express no opinion as to any federal, state or other tax consequences of any other aspects of the Mergers that are not specifically covered above.

We assume no obligation to update our opinions for any deletions, additions or modifications to any laws applicable to the Mergers subsequent to the date hereof. The opinions expressed herein are matters of professional judgment and are not a guarantee of results. The opinions expressed in this letter are solely for the benefit of the addressees hereof and the UCBN shareholders in connection with the transactions provided for in, or contemplated by, the Transaction Documents, and may not be used for any other purpose or otherwise distributed to or relied upon by any person. Except for reproductions for inclusion in transcripts of the documentation relating to the Transaction Documents, these opinions may not be quoted or reproduced, in whole or in part, in any other document without our prior written consent.

We consent to the use of this opinion as an exhibit to the registration statement on Form S-4 that GABC is filing with the Securities and Exchange Commission (the “Registration Statement”) covering the offer and sale of up to 614,186 shares of common stock of GABC that may be issued to shareholders of UCBN in the Holding Company Merger in exchange for shares of UCBN. We consent to the reference to our firm’s name under the caption “Material U.S. Federal Income Tax Consequences” in the proxy statement/prospectus forming a part of the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Ice Miller LLP

ICE MILLER LLP